UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
or
☐ TRANSITION REPORT UNDER SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission File Number: 001-38314

A.Full title of the plan and address of the plan, if different from that of the issuer named below:

MVB Bank, Inc. 401(k) Retirement Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

301 Virginia Avenue, Fairmont, WV 26554

REQUIRED INFORMATION

1.In lieu of the requirements of Items 1-3: audited statements and schedules prepared in accordance with the requirements of ERISA for the plan’s fiscal years ended December 31, 2025 and 2024.

Exhibit 23: Consent of Forvis Mazars, LLP, Independent Registered Public Accounting Firm.

MVB Bank, Inc. 401(k) Retirement Plan

TABLE OF CONTENTS

Page No.
Report of Independent Registered Public Accounting Firm     1
FINANCIAL STATEMENTS
Statements of net assets available for benefits………………………………………………..     2

Statement of changes in net assets available for benefits……………………………………     3

Notes to financial statements…………………………………………………………………….     4
SUPPLEMENTAL INFORMATION
Schedule H, Line 4a - Schedule of delinquent participant contributions.................................    .. 12
Schedule H, Line 4i – Schedule of assets (held at end of year)……………………………........    . 13

Item 9(b) – Exhibits:
Exhibit 23 – Consent of Independent Registered Public Accounting Firm……………………… 15

Report of Independent Registered Public Accounting Firm
Participants of MVB Bank, Inc. 401(k) Retirement Plan and Board of Directors, MVB Financial Corp, Fairmont, WV

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the MVB Bank, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2025 are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2014.
Charleston, West Virginia
June 18, 2026

MVB Bank, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits December 31, 2025 and 2024

	2025	2024

ASSETS
Cash, non-interest bearing	$1,040	$1,024

Investments:
Investments at fair value	46,145,751	40,404,617
MVB Financial Corp. common stock	326,625	235,604
Total Investments	46,472,376	40,640,221

Receivables:
Employer contribution receivable	133,338	115,583
Notes receivable from participants	629,490	625,997
Other receivables	—	1,495
Total Receivables	762,828	743,075
Total Assets	47,236,244	41,384,320

Net Assets Available for Benefits	$47,236,244	$41,384,320

The accompanying notes are an integral part of these financial statements

MVB Bank, Inc. 401 (k) Retirement Plan Statement of Changes in Net Assets Available for Benefits Year ending December 31, 2025

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$5,248,177
Interest and dividends	1,540,386
Total investment income	6,788,563

Interest income on notes receivable from participants	52,392

Contributions:
Employer	1,786,535
Participant	3,541,252
Rollover	2,694,938
Total contributions	8,022,725

Total additions	14,863,680

Deductions from net assets attributed to:
Benefits paid to participants	6,177,805
Administrative expenses	158,176
Total deductions	6,335,981

Net increase in net assets before transfer	8,527,699
Transfer out of Plan	(2,675,775)
Net increase in net assets	5,851,924

Net assets available for benefits:
Beginning of year	41,384,320

End of year	$47,236,244

The accompanying notes are an integral part of these financial statements

MVB Bank, Inc. 401 (k) Retirement Plan
Notes to the Financial Statements
NOTE 1 - DESCRIPTION OF THE PLAN
The following description of the MVB Bank, Inc. 401(k) Retirement Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a section 401(k) plan that covers substantially all employees of MVB Bank, Inc. (the “Company”) and its affiliates who have attained the age of 21. Participants are eligible to participate in the Plan on the first day following the month the participant meets the eligibility requirements. Fidelity Management Trust Company serves as trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
In January 2025, the Company entered into an agreement to divest its ownership in Trabian, a participating employer in the Plan. As a result of the divestiture, Trabian employees were treated as terminated under the Plan. In June 2025, Plan assets of $2,675,775 associated with Trabian employees were transferred out of the Plan.

Contributions
Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may elect to contribute up to 100% of their pretax compensation, as defined in the plan document, subject to Internal Revenue Code (“IRC”) limitations. Participant salary deferrals may be traditional 401(k) (pre-tax) or Roth 401(k) (after-tax). The Plan includes an auto-enrollment provision of 5% of compensation for newly eligible employees, subject to the employees’ election to opt out of participation. Participants may also contribute amounts representing distributions from other plans and certain individual retirement accounts. Participants direct the investment of their contributions into various investment options offered by the Plan.
Effective January 1, 2025, pursuant to the SECURE 2.0 Act of 2022, eligible participants who are age 60-63 as of December 31st of the 2025 plan year were able to make enhanced 'super catch-up' contributions. For the 2025 plan year, the super catch-up contribution limit was $11,250, which is greater than the standard catch-up contribution limit of $7,500 available to participants age 50 and older. The super catch-up provisions are subject to the same investment elections and vesting provisions as other employee contributions under the Plan.

The Company contributes a discretionary matching contribution to participants of the plan. The Company matches 100% of the first 4% of compensation participants defer to the plan. The matching Company contribution is invested in the same investments at the same percentage directed by participants. The Company may also elect to make discretionary qualified non-elective employer contributions ("QNEC") to satisfy certain required compliance tests. No QNEC contributions were made during 2025. Contributions are subject to certain limitations. Employee contributions are recognized in the period the employee contribution is withheld. Employer matching contributions are recognized in the same period as the related employee contributions. Contributions not yet received as of year-end are recorded as receivables.

Investment Options
Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers mutual funds, common stock of the Company's parent company, MVB Financial Corp. ("MVBF"), and a common/collective trust investment as investment options for participants. MVBF common stock is limited to 10% of the participant’s balance.

Participant Accounts
In addition to the participant’s contribution and employer match, each participant’s account is credited with an allocation of Plan earnings (losses), charged with benefit payments, and allocations of administrative expenses. Allocations of administrative expenses are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting

Participants are vested immediately in their contributions and the Company's employer match plus actual earnings thereon.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance of the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. At December 31, 2025, outstanding loans bore interest rates ranging from 4.25% to 9.50%. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
On termination of service, death or disability, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Hardship distributions of vested amounts are permitted upon demonstration of financial hardship. In service distributions are available from fully vested sources after the participant reaches age 59-1/2.
Forfeited Accounts
At December 31, 2025 and 2024, respectively, forfeited non-vested accounts totaled $9,072 and $4,380. Forfeited accounts are used to reduce future Company contributions. During 2025, forfeitures of $40,570 were used to reduce employer matching contributions.
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accounting records of the Plan are maintained on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.
Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits
Benefits are recorded upon distribution.
Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.
Administrative Expenses
Expenses of maintaining the Plan are paid by either participants or the Company as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (distributions and participant loans) are charged directly to the participant’s account.
NOTE 3 - FAIR VALUE MEASUREMENTS
Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:
•Level 1:    Observable inputs such as quoted prices in active markets.
•Level 2: Inputs other than quotes prices in active markets that are either directly or indirectly observable.
•Level 3: Unobservable inputs of little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.
Mutual Funds: Mutual funds are reported at fair value utilizing Level 1 inputs, determined by quoted prices on nationally recognized exchanges. Level 1 investments include mutual funds. Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.
Common Stock of MVB Financial Corp: Common stock of MVBF is reported at fair value utilizing Level 1 inputs. The fair value of the common stock of MVBF is determined by the closing price reported on NASDAQ.
Common/Collective Trusts: The investments held in common/collective trusts are valued at the net asset value (“NAV”) per unit of the underlying funds. The NAV is used as the practical expedient to estimate fair value and therefore, investments recorded at NAV are not categorized in the fair value hierarchy. NAV of the collective trust is calculated daily. Participants’ redemptions of the common/collective trusts are permitted daily with no other restrictions, five-day notice period, and there are no unfunded commitments.

The following tables set forth by level within the fair value hierarchy the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2025 and 2024:

	Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
MVB Financial Corp. common stock	$326,625	$—	$—	$326,625
Mutual Funds	45,952,998	—	—	45,952,998
Total assets in the fair value hierarchy	$46,279,623	$—	$—	$46,279,623

Investments measured at NAV (a)				192,753

Investments at fair value				$46,472,376

(a) Certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

	Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
MVB Financial Corp. common stock	$235,604	$—	$—	$235,604
Mutual Funds	40,100,162	—	—	40,100,162
Investments at fair value	$40,335,766	$—	$—	$40,335,766

Investments measured at NAV (a)				304,455

Investments at fair value				$40,640,221
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured using NAV per share practical expedient

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2025 and 2024. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2025
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
DFA US Small Cap Value	$192,753	N/A	Daily	Five days

	December 31, 2024
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
DFA US Small Cap Value	$304,455	N/A	Daily	Five days

NOTE 4 - EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of MVBF common stock. The Company is the Plan sponsor and therefore qualifies as a related party / party-in-interest. As of December 31, 2025 and 2024, the Plan held an investment of 12,645 and 11,382 shares, respectively, of MVBF common stock with the fair value of $326,625 and $235,604, respectively. During the year ended December 31, 2025, the Plan recorded dividend income from its investment in MVBF common stock of $8,223. In addition, certain investments of the Plan are various funds of Fidelity Investments, an affiliate of Fidelity Management Trust, the trustee of the Plan. Such investment transactions, therefore, qualify as party-in-interest transactions. Fees paid by the Plan to the trustee or its affiliates for participant-initiated transactions were $79,229 for the year ended December 31, 2025. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

NOTE 5 - PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings.
NOTE 6 - INCOME TAX STATUS
The Plan has not obtained a determination letter from the Internal Revenue Service (the “IRS”) stating that the Plan was in compliance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan is relying on the IRS approval of the pre-approved plan that it is utilizing. The IRS has determined and informed the trustee by a letter dated June 30, 2020, that the pre-approved plan document was designed in accordance with applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

Management had identified certain operational errors associated with its administration of the Plan, and have corrected the errors as prescribed by the IRS. Management filed an application with the IRS under the Voluntary Compliance Program ("VCP") associated with these operational errors. The correction of these matters were not material to the Plan. See Note 10.

NOTE 7 - NONEXEMPT TRANSACTIONS

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer's general assets. While the Company remitted all employee contributions to the Plan, contributions and loan repayments of $12,037 were not remitted within the required time period for the year ended December 31, 2025.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts reported in Statements of Net Assets Available for Benefits.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December 31, 2025 and 2024 to the Form 5500:

	December 31,
	2025	2024
Net assets available for benefits per the financial statements	$47,236,244	$41,384,320
Contributions receivable	(133,338)	(115,583)
Net assets available for benefits per Form 5500	$47,102,906	$41,268,737

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2025, to net income per Form 5500:

Net increase before transfers per the financial statements	$8,527,699
Change in contributions receivable	(17,755)

Net income per Form 5500	$8,509,944

NOTE 10 - SUBSEQUENT EVENT

Management received notification from the IRS in regards to the filed VCP approving the identified correction methods completed by management. The IRS issued a signed compliance statement dated May 8, 2026 permitting the plan to retain tax-favored status. The compliance statement is limited to specific failures and periods. Management believes the Plan remains qualified under applicable provisions of the Internal Revenue Code.

Supplementary Information

Schedule of Delinquent Participant Contributions
Schedule H, Line 4a
EIN: 55-0755205		Plan: 001
Year Ended December 31, 2025

					Total Fully
				Totals That	Corrected under
				Constitute	Voluntary
	Participant			Nonexempt	Fiduciary
	Contributions			Prohibited	Correction
	Transferred	Totals That Constitute		Transactions	Program (VFCP)
	Late to the Plan	Nonexempt Prohibited Transactions		Contributions	and Prohibited
	(Participant Loan	Contributions	Contributions	Pending	Transaction
Pay Period	Repayments	Not	Corrected	Correction	Exemption
Ending	Are Included)	Corrected	Outside VFCP	in VFCP	2002-51

February 14, 2025	$10,995	$10,995	$—	$—	$—
April 30, 2025	188	188	—	—	—
May 1, 2025	666	—	666	—	—
May 30, 2025	188	188	—	—	—
	$12,037	$11,371	$666	$—	$—

Lost earnings expected to be remitted in 2026. The late contributions were remitted within the Plan year.

MVB Bank, Inc. 401(k) Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
EIN: 55-0755205 - Plan No. 001

		(c)
(a)	(b)	Description of investment, including
	Identity of issue, borrower,	maturity date, rate of interest,	(d)	(e)
	lessor, or similar party	collateral, par or maturity value	Cost**	Current value
*	Fidelity Investments	Fidelity 500 Index		$5,750,504
*	Fidelity Investments	Fidelity Advisor Freedom 2040 class I		5,189,983
*	Fidelity Investments	Fidelity Advisor Freedom 2045 class I		4,989,732
*	Fidelity Investments	Fidelity Advisor Freedom 2030 class I		3,120,284
*	Fidelity Investments	Fidelity Advisor Freedom 2055 class I		4,452,095
*	Fidelity Investments	Fidelity Advisor Freedom 2025 class I		3,564,715
*	Fidelity Investments	Fidelity Advisor Freedom 2050 class I		3,612,948
*	Fidelity Investments	Fidelity Advisor Freedom 2035 class I		2,814,378
*	Fidelity Investments	Fidelity Govt MMKT K6		1,609,435
	Oppenheimer	Harbor Capital App Inst		1,430,077
*	Fidelity Investments	Fidelity Midcap Index		1,400,851
*	Fidelity Investments	Fidelity Advisor Freedom 2020 class I		1,169,328
	Dodge & Cox	Dodge & Cox Stock		827,851
	American Funds	AF Europac Growth R6		773,136
*	Fidelity Investments	Fidelity Small Cap Index		656,156
	Dodge & Cox	Dodge & Cox Income		894,277
*	Fidelity Investments	Fidelity Advisor Freedom 2060 class I		952,969
*	Fidelity Investments	Fidelity Freedom Index 2065		785,837
	Pioneer	Pioneer Strategic Income Y		389,609
	Oppenheimer	I O Developing Markets R6		377,810
*	Fidelity Investments	Fidelity Advisor Freedom 2015 class I		318,343
*	Fidelity Investments	Fidelity Infl Pr Bd index		307,325
	DFA	DFA US Small Cap Value		192,753
	Conestoga	Conestoga Small Cap IS		189,147
*	MVB Financial Corp.	Common Stock		326,625
	DFA	DFA International Small Company I		292,563
*	Fidelity Investments	Fidelity Freedom Index Income Inv		80,829
*	Participant loans ***	Maturity through December 2030, interest rates ranging
		from 4.25% to 9.50%, collateralized by participant accounts		629,490

			$ -	$47,101,866

	*Party-in-interest
	**Cost information omitted for participant-directed investments.
	***The accompanying financial statements classify participant loans a notes receivable from participants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned authorized individual.

The MVB Bank, Inc. 401(k) Retirement Plan

By: MVB Bank, Inc.
Plan Administrator

June 18, 2026

By: /s/ Michael R. Sumbs
Michael R. Sumbs
Executive Vice President and CFO

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S‑8 (No. 260228) of our report dated June 18, 2026, with respect to the Statement of net assets available for benefits as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025 and supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2025, and supplemental schedule H, line 4a – schedule of delinquent participant contributions, for the year ended December 31, 2025, of MVB Bank, Inc. 401(k) Retirement Plan included in this Annual Report on Form 11‑K for the year ended December 31, 2025.

/s/ Forvis Mazars, LLP

Charleston, WV
June 18, 2026